Exhibit (g)
CERTAIN INFORMATION RELATING TO KFW’S DEBT SECURITIES
The following information relates to certain German income tax consequences of owning the securities described in KfW’s prospectus dated April 9, 2007, and supersedes the disclosure set forth under the caption “Federal Republic Taxation –– Proposal for the Introduction of a Flat Tax on Investment Income” in that prospectus.
Introduction of a Flat Tax on Investment Income
The Corporate Tax Reform Act 2008, dated August 14, 2007, provides for the introduction of a flat tax on investment income (Abgeltungssteuer). The flat tax will be collected by way of withholding from interest income received after December 31, 2008. In addition, capital gains derived from non-business financial assets will be subject to the flat tax irrespective of any holding period in cases where the assets are acquired after December 31, 2008. The flat tax will be collected at a rate of 25% (plus 5.5% solidarity surcharge thereon and, if applicable, church tax) of gross income. It will satisfy the income tax liability of a non-business investor with respect to investment income. However, investors may apply for a tax assessment on the basis of applicable general rules if the resulting income tax burden would be lower.